UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003

Commission File No. 000-32899

TRADE WIND COMMUNICATIONS LIMITED
(Translation of registrant's name into English)

Level 9, 220 George Street, Sydney, NSW Australia 2000
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

TRADE WIND COMMUNICATIONS
LIMITED

Report for Quarter Ended December 31, 2002

Quarterly Report

Form 51-901F

Issuer Details

Name of Issuer	For quarter	Date of Report
Ended
Trade Wind Communications Limited	December 31, 2002	February 28, 2002
Issuer's Address
Level 9, 220 George Street
City Province Postal Code	Issuer Fax No.	Contact Telephone No
Sydney NSW 2000	+61 2 9250 8890	+61 2 9250 8888
Contact Person	Contact's Position	Contact Telephone No
Mal Hemmerling	MD	+61 2 9250 8888

Company Web Address	Contact Email Address

www.tradewind.com.au	mhemmerling@tradewind.com.au

Certificate

The six schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder that requests it.

Director's Signature	Print Full Name	Date Signed
/s/ Mal Hemmerling	M Hemmerling	February 28, 2002

Director's Signature	Print Full Name	Date Signed
/s/ Kevin Levine	K Levine	February 28, 2002

Trade Wind Communications Limited
Quarterly Report - December 31, 2002

_________________________________________________________________________________

The Company has two divisions:

Voice and Data Systems - recognized as a leading provider of technology solutions in the field of mission critical voice and data communications, paging infrastructure and electronic displays.

Flexemessaging - a multi channel, large-scale messaging, business to business (B2B), Application Service Provider, providing delivery of information via fax, e-mail and SMS on behalf of its high profile customer base.

SCHEDULE A Financial Information

Unaudited financial statements follow

Trade Wind Communications Limited
Quarterly Report - December 31, 2002

_____________________________________________________________________________________

Consolidated Balance Sheets for the six months

ended December 31, 2002 and 2001 (unaudited)

(Expressed in Australian Dollars)

		31 December 2002	31 December 2001
		$000's	$000's
Assets
Current
Cash		400.4	343.7
Receivables		528.6	1,165.6
Inventory		97.2	307.6
		1,026.2	1,816.9

Capital assets		200.6	378.6
Goodwill		-	587.4
Other		29.4	20.0
		230.0	986.0

		1,256.2	2,802.9

Liabilities and Shareholders' Equity

Current
Accounts payable		2,498.7	2,291.0
Customer Deposits and Deferred Revenue		186.3	26.9
		2,685.0	2,317.9
Non Current
Other loans		662.3	720.0
Employee entitlements payable		179.7	197.6
		842.0	917.6

Total Liabilities		3,527.0	3,235.5

Shareholders' Equity
Share Capital		1,396.4	1,152.1
Reserves		6,574.1	4,739.5
(Accumulated deficit)		(10,241.3)	(6,324.2)
		(2,270.8)	(432.6)

Approved by the Board		1,256.2	2,802.9

/s/Mal Hemmerling	/s/Kevin Levine
M Hemmerling	K B Levine

Trade Wind Communications Limited
Quarterly Report - December 31, 2002

_____________________________________________________________________________________
Consolidated Statements of operations for the six months ended

December 31, 2002 and 2001 (unaudited)

(Expressed in Thousands of Australian Dollars)

	6 Months Ended December 31, 2002
	Voice & Data	Flexemessaging	Head Office	Total
Revenue
Sales	537.5	1,511.2	-	2,048.7
Service	337.5	-	-	337.5
	875.0	1,511.2	-	2,386.2
Cost of Sales	365.9	601.3	-	967.2
Gross Profit	509.1	909.9	-	1,419.0
Operating Expenses
Selling, general and admin	459.6	1,130.0	1,050.5	2,640.1
Head Office Reallocations	219.9	189.9	(409.8)	-
Operating (loss)/income	(170.4)	(410.0)	(640.7)	(1,221.1)
Interest/other income	-	-	6.9	6.9
Interest expense	(0.4)	(10.0)	(31.5)	(41.9)
Net loss	(170.8)	(420.0)	(665.3)	(1,256.1)
Accumulated deficit, beginning of period				(8,985.2)
Accumulated deficit, end of period				(10,241.3)
Net loss per share (cents)				(3.8)
Weighted average number of shares issued				32,673,019

	6 Months Ended December 31, 2001
Revenue
Sales	570.5	2,080.2	-	2,650.7
Service	422.0	-	-	422.0
	992.5	2,080.2	-	3,072.7
Cost of Sales	512.3	830.8	-	1,343.1
Gross Profit	480.2	1,249.4	-	1,729.6
Operating Expenses
Selling, general and admin	802.4	1,189.3	908.5	2,900.1
Head Office Reallocations	219.9	189.9	(409.8)	-
Operating (loss)/income	(542.1)	(129.8)	(498.7)	(1,170.6)
Goodwill Amortisation			(94.7)	(94.7)
Interest/other income	-	-	12.5	12.5
Interest expense	(0.6)	(23.7)	(17.6)	(41.6)
Net Profit	(542.7)	(153.5)	(598.0)	(1,294.4)
Accumulated deficit, beginning of period				(5,029.8)
Accumulated deficit, end of period				(6,324.2)
Net loss per share (cents)				(6.3)
Weighted average number of shares issued				20,566,450

Trade Wind Communications Limited
Quarterly Report - December 31, 2002

_____________________________________________________________________________________

Consolidated Statements of Changes in Financial Position

for the six months ended December 31, 2002 and 2001 (unaudited)

(Expressed in Australian Dollars)

	31 December 2002	31 December 2001
	$'000	$'000

Cash provided/(used) by:

Operating Activities
Operations
Net profit/(loss) for the period	(1,256.1)	(1,294.4)
Items not involving cash:
Amortisation	57.8	177.4
	(1,198.3)	(1,117.0)

Increase/(decrease) from changes in:
Accounts receivable	265.6	251.6
Inventory	68.6	(58.1)
Accounts payable	442.7	(51.7)
Employee entitlements payable	1.2	11.8
	778.1	153.6

Investing Activities
Investments in:
- Capital assets	(116.0)	(157.5)
	(116.0)	(157.5)
Financing Activities
Loans paid	(30.5)	62.1
Proceeds from Private Placement	275.5	303.8
	245.0	365.9

Increase (decrease) in Cash	(291.2)	(755.0)
Cash at beginning of period	691.6	1,098.7
Cash at end of period	400.4	343.7

Trade Wind Communications Limited
Quarterly Report - December 31, 2002

_____________________________________________________________________________________

Notes on the Financial Statements

NOTE 1 SEGMENTED FINANCIAL INFORMATION

The analysis of total assets is as follows:

	31 December ($'000)
	2002	2001

Voice & Data	455.1	818.4
Flexemessaging	328.4	810.8
Head Office	472.7	1,173.7
	1,256.2	2,802.9

NOTE 2 ACCOUNTS PAYABLE

	31 December ($'000)
	2002	2001

Trade Creditors	2,463.9	2,084.7
Employee entitlements and bonus provision	221.1	206.3
	2,685.0	2,291.0

NOTE 3 SHARE CAPITAL

	Number of Shares	$'000
Balance July 1,2002	31,192,986	1,368.4

Issue of Private Placement Shares	1,526,887	28.0

Balance December 31, 2002	32,719,873	1,396.4

NOTE 4 RESERVES

$'000

Balance July 1, 2002	6,326.6

Proceeds from Private Placement Issue of Shares	247.5

Balance December 31, 2002	6,574.1

NOTE 5 EXCHANGE RATES

As at December 31, 2002 the exchange rate between the Canadian dollar and the Australian dollar was approximately A$1.00 = C$0.889 (December 30, 2001: A$1.00 =C$0.798).

Trade Wind Communications Limited
Quarterly Report - December 31, 2002

_____________________________________________________________________________________

SCHEDULE B Supplementary Information

Securities issued during the period

The company issued 1,421,250 shares during the quarter ended December 31, 2002

Authorised Capital at December 31, 2002.

5,000,000,000 Common shares with a par value of US$0.01

Issued Capital at December 31, 2002.

32,719,873 Common shares with a par value of US$0.01

Summary of Options at December 31, 2002.

A total of 2,644,952 incentive stock options were outstanding at December 30, 2002 exercisable at prices of C$0.30. These options expire on the dates that are the earlier of those as set out below and the 30th day following the day on which the optionee ceases to be a director, senior officer or employee of the Company or its related corporations.

No of Options	Date of Issue	Exercise Price	Date of Expiry
21,500 *	May 20, 1998	C$ 0.30	May 20, 2003
36,000 *	September 1, 1998	C$ 0.30	September 1, 2003
146,800 *	February 22, 2000	C$ 0.30	February 22, 2005
100,000 *	April 6, 2000	C$ 0.30	April 6, 2005
1,595,652 *	Feb 5, 2001	C$ 0.30	Feb 5, 2006
745,000 **	March 18, 2002	C$ 0.30	March 18, 2007
2,644,952

** Fully vested

* 25% vesting immediately, 25% vesting in six months from date of issue, 25% vesting in twelve months from date of issue, 25% vesting in eighteen months from date of issue.

Summary of Warrants at December 30, 2002.

A total of 5,682,149 warrants were outstanding at September 30, 2002

Issue date	Warrants issued	Note
Dec 21, 2001	2,066,667	(i)
Mar 04, 2002	1,845,697	(ii)
Nov 23, 2002	1,769,785	(iii)
	5,682,149

Note (i) Warrants vest in part every three months after November 23, 2001 in four equal installments with the first installment exercisable at C$0.20, the second at C$0.30, the third at C$0.40 and the fourth at C$0.50. Warrants expire on November 23, 2003.

Trade Wind Communications Limited
Quarterly Report - December 31, 2002
_________________________________________________________________________________

Note (ii) Warrants vest in part every three months after February 28, 2002 in four equal installments with the first installment exercisable at C$0.20, the second at C$0.30, the third at C$0.40 and the fourth at C$0.50. Warrants expire on February 28, 2004.

Note (iii) Warrants are exercisable at C$0.20 and vest immediately from the date of issue. Warrants expire 2 years from the date of issue.

(i) Shares subject to Vancouver Stock Exchange see share sale restrictions

There were no shares subject to resale restrictions at 31 December 2002

(ii) Shares subject to pooling arrangements

There were no shares subject to pooling arrangements at 30 September 2002

(iii) Directors

At December 31, 2002 the directors of the Company were Nicholas Bird, Mal Hemmerling, Kevin Levine, Peter Hawkins and Frank Favretto. The officers of the company were Nicholas Bird, Chairman; Mal Hemmerling, CEO; Kevin Levine, Deputy CEO and CFO; Sion Grand, Company Secretary.

Trade Wind Communications Limited
Quarterly Report - December 31, 2002
_________________________________________________________________________________

SCHEDULE C MANAGEMENT'S DISCUSSION AND ANALYSIS OF
 RESULTS OF OPERATIONS AND FINANCIAL POSITION

Consolidated Results of Operations

Consolidated revenues decreased by 22. % to $2,386,200 for the six months ended December 31, 2002, as compared to $3,072,700 for the six months ended December 31, 2001. The decrease is mainly attributed to the flexemessaging division where sales were down 27.% resulting from a decrease in discretionary marketing spend, in line with the global and local advertising downturn. The company is confident that it will be able to reverse the declining trend and achieve growth in sales through its EMdirect service offering. As a result of decreased sales volumes, cost of sales decreased to $967,200 from $1,343,100 in the prior period. Cost of sales as a percentage of revenue improved, down to 40%, compared to 44 % in the corresponding period. Total operating expenses decreased by 9% to $2,640,100 from $2,900,100 in the prior period. Included in expenses for the half year ended December 31, 2002 is $220,000 directly incurred in the development of FLEXMLTM. A net loss from operations before development costs for the half year ended December 31, 2002 of $1,036,100 was incurred, as compared to a loss of $1,050,000 reported for the half year ended December 31, 2001. A net loss after development costs for the half year ended December 31, 2002 of $1,256,100 was incurred, as compared to a net loss reported for the half year ended December 31, 2001 of $1,294,400.

A detailed explanation of the results by operating division follows.

Flexemessaging

Revenues. Revenue decreased 27% to $1,511,200 for the six months ended December 31, 2002 from $2,080,200 for the six months ended December 31, 2001. The decrease is mainly attributed to a decrease in discretionary marketing spend, to which flexemessaging has significant exposure, in line with the global and local advertising downturn. Customers are also utilising email as the preferred medium of communication which generates lower revenues. The company is confident that it will be able to reverse the declining trend and achieve growth in sales through its EMdirect service offering. EMdirect is a leading electronic delivery service for non-discretionary, essential information such as invoices, statements, subscriptions, reminders, etc. Once companies adopt our EMdirect solution for their billing requirements, EMdirect will generate regular recurring revenue as opposed to campaign based discretionary marketing spend. Our focus, commitment and belief in Flexemessaging is evident by two further senior management appointments to the division, one being the General Manger of Technology and the other being a new General Manager of Sales and Marketing who will drive effective and efficient sales processes and methodologies, together with a new branding for the messaging products.

Cost of sales. Cost of sales comprises domestic, long distance and international termination charges. These are variable costs based on actual volumes. Cost of sales amounted to $601,300 for the six months ended December 31, 2002 compared to $830,800 for the prior period. Cost of sales as a percentage of revenue remained stable at 40% for the six months ended December 31, 2002, compared to the corresponding period last year.

Total operating expenses. Total operating expenses consist of expenses associated with staff, premises, communications, travel, group management fees, depreciation, and other expenses incurred in running the operation. Total operating expenses for the six months ended December 31, 2002 amounted to $1,319,900 resulting in a decrease of 4% as compared to $1,379,200 in the corresponding period, mainly as a result of tight expenditure control. Included in expenses for the half year ended December 31, 2002 is $220,000 directly incurred in the development of FLEXMLTM.

Trade Wind Communications Limited
Quarterly Report - December 31, 2002
_________________________________________________________________________________

Voice and Data Division

Revenues. Revenues consist of sales from systems integration solutions for voice, call center, electronic display, paging, call recording and data applications. Revenues decreased 12% to $875,000 for the six months ended December 31, 2002, from $992,500 for the six months ended December 31, 2002. The decrease is mainly attributed to the general economic slowdown, which has seen companies delaying or shelving major capital expenditure activities.

Cost of sales. Cost of sales consists of the purchase of third party product, necessary to complete the systems integration and maintenance solutions. Cost of sales for the six months ended December 31, 2002 amounted to $365,900 compared to $512,300 for the comparative quarter as a result of reduced sales volumes and product mix. Cost of sales as a percentage of revenue decreased to 42% for the current fiscal period from 52 % for the six months ended December 31, 2001, due to the higher proportionate share of maintenance revenue.

Total operating expenses. Total operating expenses consist of expenses associated with staff, premises, communications, travel, group management fees, depreciation and other expenses incurred in running the operation. Total operating expenses for the six months ended December 31, 2002 amounted to $679,500 a decrease of 34% compared to $1,022,300 in the corresponding period. Depreciation was $10,955 for the six months ended December 31, 2002, compared to $26,738 in the prior period.

Liquidity and Capital Resources - Six Months to December 31, 2002

Receivables at December 31, 2002 were $0.53 million as compared with $1.166 million at December 31, 2001 due to strong debtor collection results and a reduction in sales.

Current liabilities at December 31, 2002 net of customer deposits and deferred revenue were $2.498.7 million up from $2.291 million at December 31, 2001

The Company's cash and cash equivalents at December 31, 2002 amounted to $400.4, a decrease of $291,200 from the December 31, 2001 balance of $691,632. The decrease is attributable as a result of the loss from operations as well as leasehold improvements due to the relocation of the Sydney office and expenditure incurred in obtaining patents for Flexemessaging's software development

Investor relations activities - Six Months to December 31, 2002

During the period under review, representatives of the Company met with stockbrokers and potential equity investors to increase awareness of the Company's operations. As part of its investor relations program, the Company disseminated publicly available information to its contact list.

Events subsequent to December 31, 2002

The Company issued 200,000 staff options on the 2nd of January 2003 in accordance with the employee share plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRADE WIND COMMUNICATIONS LIMITED

Date: February 28, 2003

/s/ Kevin Levine
_____________________________
Kevin Levine, Deputy CEO